Exhibit 12
Statement re computation of ratios
	Nine Months Ended		Fiscal Years Ended
	10/31/2002	10/31/2001	2002	2001	2000	1999	1998
Income before income taxes	8,709	7,222	10,751	10,116	9,083	7,323	5,719
Capitalized interest	(98)	(70)	(130)	(93)	(57)	(41)	(33)
Minority interest	(129)	(104)	(183)	(129)	(170)	(153)	(78)
Adjusted profit before tax	8,482	7,048	10,438	9,894	8,856 *	7,129	5,608

Fixed Charges
Debt interest	619	846	1,052	1,095	756	529	555
Capital lease interest	189	201	274	279	266	268	229
Capitalized interest	98	70	130	93	57	41	33
Interest component of rent	709	590	834	714	458	523	477
Total fixed expense	1,615	1,707	2,290	2,181	1,537	1,361	1,294

Profit before taxes and fixed expenses	10,097	8,755	12,728	12,075	10,393	8,490	6,902

Fixed charge coverage	6.25	5.13	5.56	5.54	6.76	6.24	5.33

* Does not include the cumulative effect of accounting change recorded by the Company in Fiscal 2000